ALLIANCEBERNSTEIN BOND FUND, INC.			Exhibit 77-I
AllianceBernstein Bond Inflation Strategy
811-02383

Effective January 26, 2010, the Fund issued two new classes of shares, Class 1 and Class 2 shares. Each class represents an interest in the same portfolio of investments of the Strategy, has the same rights and is identical in all respects, except that (i) Class A shares bear the expense of the initial sales charge (or contingent deferred sales charge, when applicable) and Class C shares bear the expense of the deferred sales charge (ii) Class C and Class R shares each bear the expense of a higher distribution services fee than those borne by Class A, Class 1, and Class K shares and Class I, Class 2 and Advisor Class shares do not bear such a fee, (iii) Class C shares bear higher transfer agency costs than that borne by Class A, Class 1, Class 2, Class R, Class K, Class I shares and Advisor Class shares; and (iv) each of Class A, Class C, Class 1, Class R and Class K shares has exclusive voting rights with respect to provisions of the Rule 12b-1 Plan pursuant to which its distribution services fee is paid and other matters for which separate class voting is appropriate under applicable law. Each class has different exchange privileges and certain different shareholder service options available.